March 2, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.:		Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

	RE:	Ameriprise Certificate Company (ACC)
Post-Effective Amendment No. 37 Ameriprise Cash Reserve Certificate File No.: 2-68296

Dear Ms. O’Neal-Johnson:

Transmitted for filing electronically is Post-Effective Amendment No. 37 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC.

Please direct your questions or comments on this filing to Anna Butskaya at 612-671-4993 or me at 612-671-1947.

Thank you.

/s/ Scott R. Plummer

Scott R. Plummer

Vice President, General Counsel and Secretary

Ameriprise Certificate Company